UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 (Mark One)

X	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2011

 OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from              to             .

Commission file number 1-2376

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION
1735 MARKET STREET
PHILADELPHIA, PA 19103

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm
To the Participants and the Employee Welfare Benefits Plan Committee
FMC Corporation:
We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Philadelphia, Pennsylvania
June 15, 2012

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
(in thousands)
	2011	2010
Assets:
Investments at Fair Value	$538,050	$539,900
Receivables:
Contributions receivable	2,358	1,592
Notes receivable from participants	7,856	7,692
Total assets	548,264	549,184

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(2,094)	(853)
Net assets available for benefits	$546,170	$548,331

See accompanying notes to financial statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010
(in thousands)

	2011	2010
Additions:
Interest and dividend income	$11,059	$9,143
Net appreciation in investments (note 3)	6,955	89,818
Contributions:
Participants	19,526	17,288
Employer	8,613	7,260
Total additions	46,153	123,509

Deductions:
Benefits paid to participants (note 1)	48,088	44,657
Administrative expenses (notes 1, 2 and 4)	226	244
Total deductions	48,314	44,901
Net increase (decrease)	(2,161)	78,608
Net assets available for benefits, beginning of year	548,331	469,723
Net assets available for benefits, end of year	$546,170	$548,331

See accompanying notes to financial statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(1) Description of the Plan
The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. A more complete description of the Plan's provisions may be found in the plan document.

(a)	General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees of FMC Corporation (FMC or the Company), other than employees who generally reside or work outside of the United States. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions

Participants may elect to defer not less than 2% and no more than 50% of their eligible compensation, and contribute it to the Plan's trust on a pretax or Roth (after-tax) basis up to the Internal Revenue Code Section 402(g) limit for 2011 of $16,500. Participants who are age 50 or older by the end of the plan year may choose to contribute pretax or Roth after-tax catch-up contributions, up to a maximum of $5,500. Participants may also elect to make traditional after-tax contributions (all contributions may not exceed 50% of their total compensation in aggregate). For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee's compensation (Basic Contribution). The Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant's investment elections. For the 2011 plan year, total annual contributions from all sources, other than catch-up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $49,000.
Additionally, effective July 1, 2007, all newly hired and rehired salaried and nonunion hourly employees of the Company receive an annual employer contribution of 5% of the employee's eligible compensation. This amount is contributed to the employee's account after the end of each plan year. This change was instituted for these employees effective July 1, 2007, since newly hired and rehired salaried and nonunion hourly employees are no longer eligible for the Company's defined benefit plan. The 5% contribution funds are not eligible for participant withdrawals and loans (note 1(h)) but are subject to the same vesting requirements as discussed in note 1(f). Additionally, the 5% contribution funds are included in the 415(c) limit described above but not in the $16,500 402(g) limit on pretax contributions also described above. The amount of these 5% contributions funds included in the statements of changes in net assets available for benefits were approximately $2,358,000 and $1,592,000 for the years ended December 31, 2011 and 2010, respectively.

(c)	Participant Account Activity

Each participant's account is credited with the participant's contributions, employer matching contributions, and allocations of plan earnings and losses, as determined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2011 and 2010

(d)	Trust

The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The recordkeeper of the Plan, Fidelity Investments Institutional Operations Company, is an affiliate of the Trustee.

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Beginning in March 2012, participants may also elect to have professionals at the Trustee help manage the investments, under a program called Portfolio Advisory Services. Certain investment options of the Plan qualify for Class K based on volume held by the Plan in these funds. Class K offers the Plan a lower expense ratio compared to similar retail classes. Investment options for both participant and trustee-directed investments include the following:
FMC Stock - Funds are invested in the common stock of FMC.
Clipper Fund - Funds are invested in common stock of corporations that are considered undervalued by the fund manager and in long-term bonds.
Fidelity Blue Chip Growth Fund Class K - Funds are invested primarily in the common stock of well-known and established companies.
Fidelity Capital and Income Fund - Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.
Fidelity Diversified International Fund Class K - Funds are invested primarily in stock of companies located outside the United States.
Fidelity Freedom K Funds - A series of asset allocation funds: Freedom K 2000 Fund, Freedom K 2010 Fund, Freedom K 2020 Fund, Freedom K 2030 Fund, and Freedom K 2040 Fund. The five target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates. These funds were converted to K shares on January 19, 2011.
Fidelity Freedom K Income Fund - Designed for those already in retirement, the fund emphasizes bond and money market mutual funds. This fund was converted to K shares on January 19, 2011.
Fidelity Low-Priced Stock Fund Class K - Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small and medium-sized companies.
Fidelity Magellan Fund Class K - Funds are primarily invested in common stock of growth or value companies.
Fidelity Puritan Fund Class K - Funds are invested in both equity and debt securities, including lower-quality debt securities, and U.S. and foreign securities, including those in emerging markets.
Fidelity Retirement Government Money Market Portfolio - Funds are invested in short-term obligations of the U.S. government or its agencies.
Fidelity U.S. Equity Index Pool Fund - Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.
John Hancock Classic Value Fund - Class I - Funds are invested primarily in domestic equity securities, which are currently considered undervalued relative to the market by the fund manager, based on estimated future earnings and cash flow.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2011 and 2010

Morgan Stanley Institutional Mid-Cap Growth Fund Class I- Funds are invested primarily in common stock of small to mid-sized companies that are expected to grow rapidly and perform well.
Franklin Mutual Quest Fund Class Z - Funds are invested primarily in common and preferred stock, debt securities, and convertible securities that are considered undervalued by the fund manager.
Managers Cadence Emerging Companies Fund - Institutional Class - Funds are invested primarily in common stock of companies that the fund manager believes have the potential for growth. This fund was formerly known as the Allianz CCM Emerging Companies Fund.
PIMCO Total Return - Institutional Class - Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.
Royce Special Equity - Institutional Class - Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $1 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers' assessment of their economic value.
Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S. headquartered companies that the fund manager believes have long-term growth potential.
Spartan International Index Fund - Fund normally invests at least 80% of its assets in common stock included in the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index), which represents the performance of developed stock markets outside the United States and Canada. This fund converted to a lower-cost institutional class on December 12, 2011.
Fidelity Managed Income Portfolio II Class 2 - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager.

(f)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service.

(g)	Payment of Benefits

Upon termination of service due to retirement, death or disability, any participant or, if applicable, their beneficiary may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Upon attainment of age 59 1/2, participants can elect distribution of all vested accounts except the FMC 5% contributions funds discussed in Note 1(b). Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump-sum distribution, take distribution in the form of periodic payments or receive installments (annually, quarterly, or monthly) over a certain period that may not exceed the joint life expectancy of the participant and beneficiary.

(h)	Participant Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of their vested account balances. Withdrawals from participants' after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. Loans are secured by participant accounts and repaid through payroll deductions. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2011 and 2010

repaid over a period not greater than 60 months with the exception of loans used for the purchase of a primary residence which may be repaid over a maximum of 240 months with interest charged at the prime rate at loan inception. As of December 31, 2011, the interest rates on the participant loans range from 3.25% to 9.25%.

(i)	Forfeited Accounts

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $201,947 and $216,337, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. In 2011 and 2010, $223,563 and $286,186, respectively, were paid from forfeited nonvested accounts to reduce employer contributions. Also, in 2011 and 2010, $141,463 and $170,888, respectively, in plan expenses were paid from forfeited nonvested accounts.

(2) Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan's financial statements have been prepared using the accrual basis of accounting.

(b)	Fully Benefit‑Responsive Investment Contracts

Investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value is equal to total cost of the investment (amount paid at time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest.
The fully benefit-responsive investment contracts that are part of the Plan are included in the Fidelity Managed Income Portfolio II Class 2 Fund. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
The fully benefit-responsive investment contracts are invested with insurance companies and other approved financial institutions that guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time.
If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events may include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iii) the failure of the Plan to qualify as tax-exempt. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2011 and 2010

For the plan years ended December 31, 2011 and 2010, the effective annual yield for the fund was approximately 1.57% and 1.68%, respectively, and the crediting interest rates for the fund was approximately 1.61% and 1.83%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a monthly basis for resetting.

(c)	Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants at the measurement date. See Note 8 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Payment of Benefits

Benefit payments are recorded when paid.

(g)	Plan Expenses

The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided for in the Plan.

(h)	New Accounting Guidance to be Adopted

In May 2011, the Financial Accounting Standards Board (FASB) amended its guidance about fair value measurement and disclosure. The new guidance was issued in conjunction with a new International Financial Reporting Standards ("IFRS") fair value measurement standard aimed at updating IFRS to conform with U.S. GAAP. The new FASB guidance will result in some additional disclosure requirements; however, it does not result in significant modifications to existing FASB guidance with respect to fair value measurement and disclosure. The Plan is required to adopt this guidance on January 1, 2012. The Plan is in the process of evaluating this guidance however, does not believe it will have a material effect on the financial statements upon adoption.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2011 and 2010

(3) Investments
The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010:

	December 31,
(in thousands)	2011	2010
FMC Stock	$207,696	$208,143
Fidelity Managed Income Portfolio II Class 2	86,170	86,401
Sequoia Fund (1)	27,060	24,305
(1) Balances only represent 5% or more of the Plan's net assets available for benefits as of December 31, 2011.

For the years ended December 31, 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years ended December 31,
(in thousands)	2011	2010
FMC Stock	$16,787	$65,413
Clipper Fund	131	1,677
Fidelity Blue Chip Growth Fund Class K	(867)	2,433
Fidelity Capital and Income Fund	(1,156)	991
Fidelity Diversified International Fund Class K	(2,762)	1,298
Fidelity Freedom K 2000 Fund (1)	(9)	21
Fidelity Freedom K 2010 Fund (1)	(235)	352
Fidelity Freedom K 2020 Fund (1)	(875)	1,056
Fidelity Freedom K 2030 Fund (1)	(585)	587
Fidelity Freedom K 2040 Fund (1)	(593)	407
Fidelity Freedom K Income Fund (1)	(16)	36
Fidelity Low-Priced Stock Fund Class K	(1,150)	3,134
Fidelity Magellan Fund Class K	(809)	758
Fidelity Puritan Fund Class K	(128)	823
Fidelity U.S. Equity Index Pool Fund	193	1,281
John Hancock Classic Value Fund Class I	(105)	178
Morgan Stanley Institutional Fund Trust Mid Cap Growth	(1,765)	3,674
Franklin Mutual Quest Fund Class Z	(1,330)	450
Managers Cadence Emerging Companies Fund – Institutional Class	173	949
PIMCO Total Return – Institutional Class	30	(67)
Royce Special Equity – Institutional Class	(222)	548
Sequoia Fund	3,019	3,584
Spartan International Index Fund	(771)	235
	$6,955	$89,818

(1) These funds converted to K shares on January 19, 2011. See note 1(e) for more information.

(4) Related‑Party Transactions
Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and certain administrative services amounted to $225,669 and $244,044 for the years ended December 31, 2011 and 2010, respectively.

(5) Tax Status
The Internal Revenue Service (the IRS) has determined and informed the Company by letter dated August 29, 2011 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax and ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.
In line with U.S. GAAP, plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

(6) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(7) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(8) Fair Value Measurements
The Plan has categorized its assets that are recorded at fair value, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial assets fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
The Plan's recurring financial assets recorded on the statements of net assets available for benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1 - Values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access. Included in level 1 assets are common stock that is valued at quoted market prices and mutual funds that are valued at quoted market prices.
Level 2 - Values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset. Included in level 2 assets are mutual funds valued at estimated market prices represented by the net asset value (NAV) and fully benefit-responsive investment contracts that are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2011 and 2010

Level 3 - Values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.
The following table presents the Plan's fair value hierarchy for those financial assets measured at fair value on a recurring basis in the Plan's statements of net assets available for benefits as of December 31, 2011 and 2010. The Plan currently does not have any nonfinancial assets, nonfinancial liabilities, financial assets, or financial liabilities measured at fair value on a nonrecurring basis.

(in thousands)	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock: (1)
FMC Stock	$207,696	$207,696	$—	$—
Mutual Funds: (1)
Clipper Fund	12,869	12,869	—	—
Fidelity Blue Chip Growth Fund Class K	13,894	13,894	—	—
Fidelity Capital and Income Fund	12,328	12,328	—	—
Fidelity Diversified International Fund Class K	14,876	14,876	—	—
Fidelity Freedom K Funds	33,419	33,419	—	—
Fidelity Low-Priced Stock Fund Class K	17,402	17,402	—	—
Fidelity Magellan Fund Class K	5,792	5,792	—	—
Fidelity Puritan Fund Class K	7,861	7,861	—	—
Fidelity Retirement Government Money Market Portfolio	19,622	—	19,622	—
Fidelity U.S. Equity Index Pool Fund	10,352	—	10,352	—
John Hancock Classic Value Fund Class I	1,334	1,334	—	—
Morgan Stanley Institutional Mid-Cap Growth Fund Class I	13,593	13,593	—	—
Franklin Mutual Quest Fund Class Z	15,694	15,694	—	—
Managers Cadence Emerging Companies Fund - Institutional Class	4,536	4,536	—	—
PIMCO Total Return - Institutional Class	25,405	25,405	—	—
Royce Special Equity - Institutional Class	3,744	3,744	—	—
Sequoia Fund	27,060	27,060	—	—
Spartan International Index Fund	4,403	4,403	—	—
Fully Benefit- Responsive Investment Contracts: (1)
Fidelity Managed Income Portfolio II Class 2	86,170	—	86,170	—
Investment Assets at fair value	$538,050	$421,906	$116,144	$—

(1) See Note 1(e) for further description.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2011 and 2010

(in thousands)	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock: (1)
FMC Stock	$208,143	$208,143	$—	$—
Mutual Funds: (1)
Clipper Fund	13,906	13,906	—	—
Fidelity Blue Chip Growth Fund Class K	14,795	14,795	—	—
Fidelity Capital and Income Fund	13,254	13,254	—	—
Fidelity Diversified International Fund Class K	19,180	19,180	—	—
Fidelity Freedom Funds	28,234	28,234	—	—
Fidelity Low-Priced Stock Fund Class K	18,269	18,269	—	—
Fidelity Magellan Fund Class K	7,346	7,346	—	—
Fidelity Puritan Fund Class K	7,880	7,880	—	—
Fidelity Retirement Government Money Market Portfolio	17,229	—	17,229	—
Fidelity U.S. Equity Index Pool Fund	9,853	—	9,853	—
John Hancock Classic Value Fund Class I	1,422	1,422	—	—
Morgan Stanley Institutional Mid-Cap Growth Fund Class I	16,356	16,356	—	—
Franklin Mutual Quest Fund Class Z	16,827	16,827	—	—
Managers Cadence Emerging Companies Fund - Institutional Class	3,910	3,910	—	—
PIMCO Total Return - Institutional Class	23,839	23,839	—	—
Royce Special Equity - Institutional Class	3,653	3,653	—	—
Sequoia Fund	24,305	24,305	—	—
Spartan International Index Fund	5,098	5,098	—	—
Fully Benefit-Responsive Investment Contracts: (1)
Fidelity Managed Income Portfolio II Class 2	86,401	—	86,401	—
Investment Assets at fair value	$539,900	$426,417	$113,483	$—

(1) See Note 1(e) for further description.
The Plan had $116.1 million and $113.5 million of investments in certain investment funds, which are reported at fair value and categorized as Level 2 in the above tables at December 31, 2011 and 2010, respectively. The Plan has concluded that the NAV reported by the underlying funds approximates the fair value of these investments. These investments are redeemable with the fund at NAV under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the NAV of the funds and, consequently, the fair value of the Plan's interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan's interest in the funds.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2011 and 2010

(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$546,170	$548,331
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,094	853
Net assets available for benefits per the Form 5500	$548,264	$549,184

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Net decrease in net assets available for benefits per the financial statements	$(2,161)
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,241
Net decrease in net assets available for benefits per the Form 5500	$(920)

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011
(In thousands, except shares)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
FMC Stock*	FMC Corporation Common Stock, approximately 2,413,072 shares (the cost basis of the FMC Corporation Stock at December 31, 2011 totaled $77,472)	$207,696
Clipper Fund	Stock Long-Term Growth Fund	12,869
Fidelity Blue Chip Growth Fund Class K*	Large Companies Stock Fund	13,894
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	12,328
Fidelity Diversified International Fund Class K*	Growth Mutual Fund of Foreign Companies	14,876
Fidelity Freedom K Funds:*
Freedom 2000 Fund	Invest in stock, bonds, and money market mutual funds	616
Freedom 2010 Fund	Invest in stock, bonds, and money market mutual funds	4,333
Freedom 2020 Fund	Invest in stock, bonds, and money market mutual funds	14,330
Freedom 2030 Fund	Invest in stock, bonds, and money market mutual funds	7,192
Freedom 2040 Fund	Invest in stock, bonds, and money market mutual funds	5,864
Freedom Income Fund	Asset allocation series funds, primarily invest in other Fidelity mutual funds	1,084
Fidelity Low-Priced Stock Fund Class K*	Growth Mutual Fund	17,402
Fidelity Magellan Fund Class K*	Stock Long-Term Growth Fund	5,792
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	86,170
Fidelity Puritan Fund Class K*	Stock and Bond Fund	7,861
Fidelity Retirement Government Money Market Portfolio*	Money Market Mutual Fund	19,622
Fidelity U.S. Equity Index Pool Fund*	Stock Index Fund	10,352
John Hancock Classic Value Fund Class I	Domestic Equity Mutual Fund	1,334
Morgan Stanley Institutional Mid-Cap Growth Fund Class I	Stock Long-Term Growth Fund	13,593
Franklin Mutual Quest Fund Class Z	Stock Long-Term Growth Fund	15,694
Managers Cadence Emerging Companies Fund - Institutional Class	Growth Mutual Fund	4,536
PIMCO Total Return - Institutional Class	Bond Mutual Fund	25,405
Royce Special Equity - Institutional Class	Stock Long-Term Growth Fund	3,744
Sequoia Fund	Stock Long-Term Growth Fund	27,060
Spartan International Index Fund	International Growth Fund	4,403
Total Investments at Fair Value		538,050
Notes receivable from participants * (1)	Varying rates of interest, ranging from 3.25% to 9.25%	7,856
Total assets		$545,906

* Represents a party-in-interest to the Plan.
(1) Current value represents unpaid principal balance plus any accrued but unpaid interest.
See accompanying report of independent registered public accounting firm.

Signatures
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION (Registrant)

By:	/S/ W. KIM FOSTER
W. Kim Foster Executive Vice President and Chief Financial Officer
Date: June 15, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm